FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2025 Earnings presentation (Supplementary information)

000 Supplementary information FY’25 3 February 2026

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events;

3 Important information • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy. Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and- payments-en.pdf). For further information, see the 'Alternative performance measures' section of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

4 Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. We apply the official ARS exchange rate except in the periods between Q2 2024 and Q1 2025, when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation. For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report. Additional notes

5 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Santander's capital levels amply exceed minimum regulatory requirements

SREP CAPITAL REQUIREMENTS AND MDA*



Dec-25
14.09%
T2
2.44%
AT1
1.83%
G-SIB/O-SII buffer
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+368bps
+334bps
+363bps
CCyB, 0.55%1
SyRB, 0.06%2
17.77%
2.77%
T2
1.53%
AT1
13.46%
CET1
>15%
2.40%
1.50%
12-13%
(operating range)
Regulatory Requirements 20253
Group ratios Dec-25
2025 target ratios

- CET1 ratio of 13.5%, well above the top end of our 12-13% operating range for 2025
- The minimum CET1 to be maintained by the Group is 9.83%
- As of Dec-25, the distance to the MDA is 334bps[4] and the CET1 management buffer is 363bps
- Our estimate for the fully-loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025 year end

* Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

(1) Estimated countercyclical buffer as of Dec-25.

(2) Estimated systemic risk buffer as of Dec-25.

(3) According to a resolution from Banco de España in October 2024, a countercyclical buffer of 0.50% over the exposures located in Spain was activated on 1 October 2025. The impact at the Group level was +12bps to the countercyclical buffer requirement.

(4) MDA trigger = 3.63% - 0.29% = 3.34% (29bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €74.1bn in Available Distributable Items, >110 times the full Parent AT1 budgeted for 2025.

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7%, Dec-25 €167bn o/w HTC €124bn (74%) ALCO IRRBB €130bn Liquidity portfolio €38bn BOND PORTFOLIO • Bond portfolio represents 9% of total assets • HTC&S duration: 1.6 years • Mark to market impact of the HTC portfolio equivalent to less than 1% of total CET1 (€84.7bn) €167bn Diversified bond portfolio represents just 9% of total assets Spain 35% Poland 12% UK 6% Portugal 6% SCF 5% US 10% Mexico 9% Brazil 9% Chile 6% Rest of the Group 2%

8 3.0 8.1 6.7 0.3 3.2 2.5 3.5 1.3 0.2 1.8 0.1 3.5 0.4 0.9 3.3 0.5 7.1 18.8 12.5 1.0 0.7 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Dec-25 Covered Bonds Senior Non- Preferred Senior Other 2026 2027 2028 2029 >2030 11.1 11.8 7.4 6.9 4.9 10.1 3.6 13.2 7.9 12.1 8.3 15.2 10.7 11.6 15.9 5.7 7.2 19.7 1.2 0.2 1.9 0.2 2.2 22.3 2030 Spain UK SCF Brazil US Other5 4 2 €40.2bn1 ISSUED IN PUBLIC MARKETS IN 2025 VERY MANAGEABLE MATURITY PROFILE € bn, Dec-25 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes issuances of Banco Santander, S.A., Santander International Products PLC and Santander Global Issuances B.V. (3) Includes €1.033bn AT1 (net between €1.500bn issuance, ISIN XS3100756637, and €0.467bn repurchased following the tender offer exercise on ISIN XS2102912966, both executed in Jul-25). (4) Includes AT1 / Preferred shares and Tier 2 / Subordinated. (5) Other includes issuances in the year-to-date in Chile, Portugal, Argentina, Poland, Mexico, Peru and Colombia. 3 Conservative and decentralized liquidity and funding model

2025 issuances against funding plan

EXECUTION OF 2025 FUNDING PLAN

€ bn, Dec-25

	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A.	0 - 0.5	1.4 [1]	13 - 14	14.1 [2]	3 - 5	3.0	**16 - 19.5**	**18.4** [1-2]
UK	-	-	4.5 - 6.5	6.0	4 - 5	4.2 [3]	**8.5 - 11.5**	**10.2** [3]
SHUSA	-	-	3 - 4	2.0	-	-	**3 - 4**	**2.0**
TOTAL	**0 - 0.5**	**1.4**	**20.5 - 24.5**	**22.0**	**7 - 10**	**7.1**	**27.5 - 35**	**30.5**

Banco Santander, S.A.'s 2025 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

(1) Includes €1.033bn AT1 (net between €1.500bn issuance, ISIN XS3100756637, and €0.467bn repurchased following the tender offer exercise on ISIN XS2102912966, both executed in Jul-25).

(2) Includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan. Does not include €2.6bn Senior Non-Preferred and €0.6bn Senior Preferred issued in 2025, as pre-funding for the 2026 funding plan.

(3) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan.

9

10 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 1 - 2.5 - 13 - 15 6.2 0.5 - 2 - 14.5 - 19.5 6.2 UK - - 3 - 5.5 - 3 - 4 - 6 - 9.5 - SHUSA - - 1 - 3 - - - 1 - 3 - TOTAL 1 - 2.5 - 17 - 23.5 6.2 3.5 - 6 - 21.5 - 32 6.2 TOTALCovered BondsAT1 + Tier 2 SNP + Senior € bn, Jan-26 • Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth • MREL & TLAC ratios above regulatory requirements • Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers EXECUTION OF 2026 FUNDING PLAN Banco Santander, S.A.’s 2026 funding plan contemplates the following: Note: Issuance plan is pre-Webster acquisition and is subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €2.6bn Senior Non-Preferred and €0.6bn Senior Preferred issued in 2025, as pre-funding for the 2026 funding plan. 1 2026 issuances against funding plan 1

11 88.0 9.2 11.4 0.8 35.4 24.2 169.1 MREL instruments 31.9% 12.8% 4.4% 3.3% 2.6% 39.6% 15.3% % RWAs % LE 18.0% 6.8% 4.4% 4.7% 1.4% 27.1% 8.2% % RWAs % LE % and € bn, Dec-25(e) Req. 36.3% SNP T2 CET1 Senior AT1 Sub debt %, Dec-25(e) Req. 22.4% Distance to M-MDA €14.6bn 470bps €14.5bn 140bps €13.9bn 326bps €28.3bn 257bps 1 1 1 1 2 Requirement CBR Buffer TLAC MREL Requirement CBR Buffer (1) TLAC RWAs are €310bn and leverage exposure (LE) is €1,033bn. MREL RWAs are €427bn and leverage exposure is €1,104bn. (2) MREL Requirement based on RWAs from Jun-25: 31.92% + Combined Buffer Requirement (CBR). TLAC/MREL for the Resolution Group headed by Banco Santander, S.A.

12 Well-funded, diversified, prudently managed and highly liquid balance sheet with a large contribution from customer deposits, reflected in solid liquidity ratios € bn, Dec-25 Net Stable Funding Ratio (NSFR) Dec-25 Sep-25 Sep-25 Spain 2 144% 151% 125% UK 2 162% 165% 134% Portugal 133% 126% 122% Poland 201% 211% 151% SCF 212% 383% 117% US 157% 166% 120% Mexico 157% 161% 125% Brazil 180% 163% 115% Chile 185% 161% 112% Argentina 186% 156% 145% Group 155% 158% 125% 1 Liquidity Coverage Ratio (LCR) ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 434 43 79 169 1,076 211 70 1,096 1,589 1,589 Assets Liabilities HQLAs1 3 LIQUIDITY BALANCE SHEET €338bn o/w cash €151bn HQLA Level 1 324.7 HQLA Level 2 13.3 o/w Level 2A 5.7 o/w Level 2B 7.6 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: €302bn. See Glossary for definitions. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 145% in Dec-25 and 147% in Sep-25. See Glossary for definitions.

13 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

14 NIM (%) NII / Average earning assets Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Retail & Commercial Banking 3.19 3.18 3.14 3.26 3.12 3.05 2.92 3.02 Spain 2.55 2.75 2.66 2.48 2.57 2.38 2.33 2.40 United Kingdom 1.41 1.46 1.53 1.58 1.59 1.53 1.52 1.56 Mexico 5.78 5.80 5.98 6.23 6.14 6.22 6.30 6.19 Brazil 7.87 7.91 8.06 7.67 8.35 8.62 7.16 7.02 Digital Consumer Bank 4.48 4.34 4.28 4.43 4.26 4.46 4.50 4.48 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 2.94 2.94 DCB US 6.97 7.06 6.94 6.76 6.32 6.98 7.51 7.29 Corporate & Investment Banking 1.16 1.03 0.92 1.09 0.90 0.99 0.95 1.00 Wealth Management & Insurance 3.43 3.25 3.11 3.00 2.59 2.45 2.38 2.40 Payments 7.70 7.77 7.25 7.84 7.51 8.03 7.54 8.13 TOTAL GROUP 2.97 2.89 2.79 2.92 2.73 2.78 2.69 2.75 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Spain 1.77 1.84 1.70 1.65 1.59 1.59 1.58 1.60 United Kingdom 1.46 1.52 1.58 1.64 1.65 1.59 1.57 1.61 Portugal 3.03 2.91 2.58 2.31 2.40 2.28 2.24 2.24 Poland 4.67 4.67 4.77 4.60 4.41 4.30 4.35 4.10 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 2.94 2.94 US 3.16 3.10 3.02 3.03 3.02 2.98 3.03 3.02 Mexico 5.19 5.31 5.24 5.09 5.29 5.39 5.28 5.24 Brazil 5.36 5.36 5.21 5.14 5.11 5.14 5.00 4.89 Chile 2.38 3.33 3.60 3.80 3.73 3.71 3.43 3.55 Argentina 38.69 35.65 19.30 13.52 11.71 13.53 12.24 15.64

15 Yield on loans (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Retail & Commercial Banking 6.49 6.48 6.39 6.50 6.39 6.26 6.07 6.10 Spain 4.10 4.09 4.06 3.89 3.78 3.59 3.39 3.36 United Kingdom 3.79 3.93 4.07 4.13 4.14 4.12 4.12 4.12 Mexico 13.82 13.73 13.78 13.67 13.33 12.38 12.21 11.96 Brazil 16.24 16.46 16.57 16.70 16.54 17.23 17.26 17.25 Digital Consumer Bank 8.38 8.29 8.23 8.56 8.58 8.52 8.48 8.39 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 5.75 5.69 DCB US 11.35 11.56 11.42 11.64 12.08 11.91 12.11 11.97 Corporate & Investment Banking 7.25 6.65 6.56 6.54 6.31 6.21 6.03 5.93 Wealth Management & Insurance 4.90 4.82 4.73 4.55 4.18 4.09 3.91 3.82 Payments 15.71 14.74 14.44 14.96 13.98 16.44 15.13 15.15 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Spain 4.56 4.48 4.44 4.25 4.07 3.91 3.65 3.66 United Kingdom 3.83 3.97 4.11 4.18 4.19 4.16 4.16 4.16 Portugal 5.05 4.90 4.72 4.34 4.29 3.96 3.69 3.61 Poland 8.00 7.88 7.95 7.85 7.81 7.56 7.21 6.84 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 5.75 5.69 US 9.06 9.17 9.01 9.01 9.27 9.04 9.14 8.99 Mexico 14.50 14.43 14.47 14.25 13.47 13.86 12.94 12.75 Brazil 14.80 14.86 14.90 14.92 15.04 15.88 15.89 15.83 Chile 8.65 9.64 8.81 9.57 9.36 8.70 7.73 7.69 Argentina 54.85 38.08 28.35 28.33 28.23 28.90 29.37 29.51

Cost of deposits (%)

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Retail & Commercial Banking	**2.38**	**2.20**	**2.15**	**2.13**	**2.04**	**2.04**	**2.08**	**2.04**
Spain	0.65	0.69	0.73	0.75	0.57	0.45	0.42	0.43
United Kingdom	2.16	2.15	2.07	2.00	1.93	1.92	1.93	1.92
Mexico	5.21	5.17	4.88	4.44	4.07	3.73	3.49	3.09
Brazil	7.22	7.12	7.26	7.33	8.24	9.00	9.75	9.62
Digital Consumer Bank	**2.15**	**2.25**	**2.27**	**2.23**	**2.14**	**2.01**	**1.87**	**1.85**
DCB Europe	2.25	2.32	2.34	2.28	2.14	1.92	1.69	1.61
DCB US	2.00	2.13	2.13	2.15	2.14	2.15	2.10	2.12
Corporate & Investment Banking	**4.86**	**5.00**	**5.08**	**4.41**	**3.93**	**3.80**	**3.45**	**2.92**
Wealth Management & Insurance	**2.61**	**2.52**	**2.52**	**2.45**	**2.16**	**2.08**	**2.08**	**2.07**
Payments*	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25
Spain	0.99	0.96	0.90	0.96	0.75	0.59	0.56	0.58
United Kingdom	2.23	2.24	2.15	2.07	1.99	1.98	1.98	1.97
Portugal	0.86	0.98	1.16	0.98	0.85	0.71	0.58	0.54
Poland	1.51	1.52	1.48	1.48	1.52	1.52	1.29	1.16
DCB Europe	2.25	2.32	2.34	2.28	2.14	1.92	1.69	1.61
US	2.90	3.03	3.07	2.93	2.72	2.80	2.70	2.54
Mexico	5.55	5.51	5.23	4.80	4.36	4.08	3.82	3.44
Brazil	7.04	6.96	7.11	7.14	7.94	8.68	9.42	9.29
Chile	4.61	4.24	3.80	3.41	3.10	2.64	2.22	1.78
Argentina	21.49	10.84	6.17	4.54	4.11	5.24	6.37	5.75

* Payments's cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

16

17 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

18 Efficiency ratio (%) Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 9M'25 2025 Retail & Commercial Banking 40.7 39.2 39.1 39.5 39.4 39.4 39.2 39.4 Digital Consumer Bank 41.2 40.6 40.7 40.1 41.9 41.5 40.9 40.6 Corporate & Investment Banking 41.6 43.3 44.3 45.5 42.9 43.7 44.9 45.5 Wealth Management & Insurance 37.9 37.2 37.3 38.2 36.5 35.7 35.9 35.3 Payments 48.4 46.8 46.1 44.5 43.9 42.2 40.8 39.2 PagoNxt 107.5 103.0 99.4 93.6 90.3 89.8 86.1 82.9 Cards 32.3 31.0 30.4 30.1 30.2 28.4 27.5 26.3 TOTAL GROUP 42.6 41.6 41.7 41.8 41.8 41.5 41.3 41.2 Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 9M'25 2025 Spain 34.2 34.1 34.7 35.7 33.5 34.0 35.0 35.7 United Kingdom 58.4 57.7 56.0 55.9 53.7 54.0 53.2 52.5 Portugal 22.9 23.4 24.6 26.1 27.0 27.1 27.4 28.0 Poland 27.5 27.2 27.3 27.1 29.0 27.8 27.8 27.8 DCB Europe 47.1 46.2 46.5 45.9 47.5 46.9 45.7 44.1 US 50.3 50.5 50.4 50.5 50.0 49.5 48.7 48.1 Mexico 41.4 41.4 41.9 42.5 41.7 41.4 41.3 41.6 Brazil 33.0 32.4 32.0 32.1 32.8 32.7 32.6 32.6 Chile 42.5 39.2 37.4 36.0 34.5 34.3 34.1 33.6 Argentina 51.4 40.6 42.1 41.1 44.3 43.5 42.7 43.1

19 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

20 Stage coverage Exposure subject to impairment (EUR billion)* Coverage Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Stage 1 1,007 1,008 1,008 1,002 1,012 989 1,005 1,018 0.4% 0.4% 0.4% 0.4% 0.4% 0.3% 0.3% 0.3% Stage 2 83 94 87 88 87 85 86 90 6.3% 5.6% 5.7% 5.6% 5.6% 5.7% 4.9% 5.6% Stage 3 36 35 36 35 35 33 34 34 40.5% 41.2% 40.1% 40.6% 41.3% 42.7% 42.4% 41.9% * Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 25 bn in March 2024, EUR 26 bn in June 2024, EUR 39 bn in September 2024, EUR 32 bn in December 2024, EUR 34 bn in March 2025, EUR 41 bn in June 2025, EUR 43 bn in September 2025 and EUR 39 bn in December 2025).

21 NPL ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Retail & Commercial Banking 3.21 3.14 3.27 3.18 3.12 3.06 3.00 2.97 Digital Consumer Bank 4.86 4.81 4.89 5.07 5.09 4.97 5.29 5.32 Corporate & Investment Banking 1.19 1.03 0.86 0.83 0.75 0.71 0.70 0.69 Wealth Management & Insurance 0.93 1.08 1.01 0.93 0.98 0.96 0.91 0.86 Payments 4.99 5.16 5.70 5.20 5.88 5.11 5.54 6.35 PagoNxt * N/A N/A N/A N/A N/A N/A N/A N/A Cards 5.13 5.20 5.80 5.31 6.11 5.22 5.59 6.43 TOTAL GROUP 3.10 3.02 3.06 3.05 2.99 2.91 2.92 2.91 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Spain 3.00 2.91 2.80 2.68 2.56 2.15 2.08 1.96 United Kingdom 1.48 1.46 1.44 1.33 1.25 1.25 1.09 1.08 Portugal 2.63 2.42 2.47 2.40 2.25 2.25 2.09 2.08 Poland 3.57 3.40 3.91 3.66 3.52 3.38 3.51 3.34 DCB Europe 2.27 2.31 2.44 2.50 2.62 2.62 2.70 2.53 US 4.60 4.33 4.40 4.72 4.45 4.65 4.71 4.85 Mexico 2.74 2.78 2.70 2.71 2.79 2.93 2.95 2.65 Brazil 6.06 5.96 6.25 6.14 6.33 6.61 6.58 6.82 Chile 4.95 5.12 5.33 5.37 5.60 5.43 5.54 5.73 Argentina 1.84 1.51 1.79 2.06 2.32 3.76 4.95 7.68 * PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

22 NPL coverage ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Retail & Commercial Banking 61 62 58 58 59 60 62 61 Digital Consumer Bank 76 76 74 74 75 76 73 71 Corporate & Investment Banking 43 36 36 39 39 45 45 48 Wealth Management & Insurance 56 59 64 71 66 70 68 71 Payments 140 144 128 137 126 131 136 127 PagoNxt * N/A N/A N/A N/A N/A N/A N/A N/A Cards 142 146 130 139 127 134 138 129 TOTAL GROUP 66 66 64 65 66 67 67 66 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Spain 50 50 50 53 53 53 54 55 United Kingdom 28 28 28 29 31 31 34 33 Portugal 81 80 78 79 82 82 86 83 Poland 75 75 66 62 64 64 64 65 DCB Europe 86 85 83 83 82 82 82 87 US 68 68 65 64 64 63 58 55 Mexico 101 102 104 100 102 99 101 105 Brazil 87 90 82 83 82 85 86 83 Chile 54 53 52 50 50 50 49 48 Argentina 147 145 161 177 155 121 109 90 * PagoNxt’s NPL coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

23 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances Retail, 56%Consumer, 33% CIB, 5% Wealth, 1% Payments, 5% Retail, 51% Consumer, 35% CIB, 4% Wealth, 1% Payments, 9% Spain, 17% United Kingdom, 8% Portugal, 3% Poland, 5% DCB Europe, 11% US, 21% Mexico, 4% Brazil, 21% Chile, 7% Argentina, 2% Rest of the Group, 1% Spain, 14% United Kingdom, 4% Portugal, 3% Poland, 5% DCB Europe, 14% US, 17% Mexico, 7% Brazil, 26% Chile, 5% Argentina, 3% Rest of the Group, 2% Note: Percentages of total operating areas, excluding Corporate Centre.

Cost of risk (%)

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Retail & Commercial Banking	**1.03**	**1.03**	**0.98**	**0.92**	**0.91**	**0.89**	**0.89**	**0.88**
Digital Consumer Bank	**2.12**	**2.17**	**2.12**	**2.16**	**2.14**	**2.09**	**2.06**	**2.10**
Corporate & Investment Banking	**0.14**	**0.15**	**0.21**	**0.09**	**0.08**	**0.09**	**0.10**	**0.15**
Wealth Management & Insurance	**(0.06)**	**0.07**	**0.09**	**0.19**	**0.20**	**0.20**	**0.12**	**0.09**
Payments	**6.88**	**7.02**	**6.99**	**7.36**	**7.52**	**7.54**	**7.73**	**7.91**
PagoNxt *	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cards	7.10	7.23	7.22	7.60	7.79	7.84	8.04	8.22
TOTAL GROUP	**1.20**	**1.21**	**1.18**	**1.15**	**1.14**	**1.14**	**1.13**	**1.15**

	Mar-24	Jun-24	Sep-24	Dec-24	Mar-25	Jun-25	Sep-25	Dec-25
Spain	0.59	0.56	0.52	0.50	0.49	0.47	0.45	0.44
United Kingdom	0.08	0.08	0.05	0.03	0.04	0.05	0.03	0.07
Portugal	0.19	0.12	0.07	0.03	(0.03)	(0.00)	0.00	(0.02)
Poland	1.95	1.81	1.67	1.38	1.20	0.86	0.79	0.71
DCB Europe	0.67	0.72	0.75	0.88	0.92	0.89	0.91	0.97
US	1.98	2.06	1.94	1.82	1.73	1.69	1.65	1.63
Mexico	2.63	2.71	2.69	2.64	2.55	2.53	2.62	2.69
Brazil	4.79	4.77	4.78	4.51	4.61	4.71	4.71	4.73
Chile	0.85	0.97	1.09	1.19	1.26	1.31	1.32	1.32
Argentina	5.43	4.80	4.88	4.59	4.58	5.09	6.24	7.34

Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
* PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

24

25 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

26 Grupo Santander (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 11,983 11,474 11,225 11,986 11,378 11,338 11,100 11,538 +3.9% 46,668 45,354 -2.8% Net fee income 3,240 3,237 3,189 3,344 3,369 3,315 3,327 3,650 +9.7% 13,010 13,661 +5.0% Gains (losses) on financial transactions and other 157 959 721 696 790 820 840 925 +10.1% 2,533 3,375 +33.2% Total revenue 15,380 15,670 15,135 16,026 15,537 15,473 15,267 16,113 +5.5% 62,211 62,390 +0.3% Operating expenses (6,547) (6,366) (6,349) (6,772) (6,489) (6,376) (6,268) (6,592) +5.2% (26,034) (25,725) -1.2% Net operating income 8,833 9,304 8,786 9,254 9,048 9,097 8,999 9,521 +5.8% 36,177 36,665 +1.3% Net loan-loss provisions (3,125) (3,118) (2,976) (3,114) (3,161) (3,017) (2,931) (3,302) +12.7% (12,333) (12,411) +0.6% Other gains (losses) and provisions (1,125) (1,261) (891) (1,540) (700) (964) (871) (852) -2.2% (4,817) (3,387) -29.7% Profit before tax 4,583 4,925 4,919 4,600 5,187 5,116 5,197 5,367 +3.3% 19,027 20,867 +9.7% Consolidated profit 3,115 3,477 3,589 3,563 3,741 3,748 3,890 4,147 +6.6% 13,744 15,526 +13.0% Underlying attributable profit 2,852 3,207 3,250 3,265 3,402 3,431 3,504 3,764 +7.4% 12,574 14,101 +12.1%

27 Grupo Santander (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 11,345 10,906 11,019 11,806 11,130 11,408 11,229 11,587 +3.2% 45,076 45,354 +0.6% Net fee income 3,044 3,059 3,130 3,299 3,305 3,341 3,360 3,656 +8.8% 12,532 13,661 +9.0% Gains (losses) on financial transactions and other 134 936 715 673 772 824 851 929 +9.2% 2,458 3,375 +37.3% Total revenue 14,523 14,901 14,864 15,778 15,207 15,573 15,439 16,171 +4.7% 60,066 62,390 +3.9% Operating expenses (6,226) (6,075) (6,241) (6,652) (6,345) (6,411) (6,343) (6,625) +4.4% (25,195) (25,725) +2.1% Net operating income 8,297 8,826 8,622 9,126 8,862 9,161 9,096 9,546 +4.9% 34,871 36,665 +5.1% Net loan-loss provisions (2,868) (2,905) (2,904) (3,057) (3,081) (3,050) (2,970) (3,311) +11.5% (11,734) (12,411) +5.8% Other gains (losses) and provisions (1,091) (1,229) (881) (1,529) (689) (967) (877) (855) -2.5% (4,729) (3,387) -28.4% Profit before tax 4,339 4,692 4,838 4,540 5,093 5,145 5,249 5,380 +2.5% 18,408 20,867 +13.4% Consolidated profit 2,946 3,305 3,524 3,506 3,665 3,767 3,934 4,160 +5.7% 13,281 15,526 +16.9% Underlying attributable profit 2,691 3,045 3,190 3,212 3,333 3,449 3,543 3,776 +6.6% 12,137 14,101 +16.2%

28 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

29 Retail & Commercial Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 7,139 6,857 6,807 7,134 6,721 6,618 6,431 6,639 +3.2% 27,937 26,409 -5.5% Net fee income 1,205 1,184 1,153 1,164 1,210 1,187 1,133 1,255 +10.8% 4,707 4,784 +1.6% Gains (losses) on financial transactions and other (284) 176 (21) (140) (36) 10 63 (15) — (270) 23 — Total revenue 8,061 8,217 7,939 8,158 7,895 7,816 7,627 7,879 +3.3% 32,374 31,216 -3.6% Operating expenses (3,285) (3,098) (3,082) (3,331) (3,113) (3,075) (2,971) (3,154) +6.2% (12,796) (12,314) -3.8% Net operating income 4,776 5,118 4,856 4,827 4,782 4,740 4,655 4,725 +1.5% 19,578 18,902 -3.4% Net loan-loss provisions (1,523) (1,563) (1,371) (1,387) (1,431) (1,399) (1,275) (1,311) +2.8% (5,846) (5,416) -7.3% Other gains (losses) and provisions (838) (727) (478) (832) (528) (697) (492) (603) +22.6% (2,875) (2,320) -19.3% Profit before tax 2,414 2,828 3,007 2,608 2,823 2,645 2,888 2,811 -2.7% 10,857 11,167 +2.9% Consolidated profit 1,634 1,957 2,185 1,993 2,065 1,941 2,171 2,178 +0.4% 7,769 8,354 +7.5% Underlying attributable profit 1,539 1,835 2,012 1,862 1,902 1,785 1,984 1,995 +0.6% 7,247 7,666 +5.8%

30 Retail & Commercial Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 6,751 6,522 6,684 7,055 6,612 6,657 6,489 6,651 +2.5% 27,012 26,409 -2.2% Net fee income 1,118 1,105 1,130 1,157 1,192 1,198 1,142 1,252 +9.6% 4,509 4,784 +6.1% Gains (losses) on financial transactions and other (277) 169 (11) (142) (34) 9 63 (15) — (260) 23 — Total revenue 7,593 7,795 7,804 8,070 7,770 7,865 7,693 7,888 +2.5% 31,261 31,216 -0.1% Operating expenses (3,086) (2,928) (3,021) (3,279) (3,056) (3,094) (3,001) (3,162) +5.4% (12,314) (12,314) -0.0% Net operating income 4,507 4,867 4,782 4,790 4,713 4,771 4,692 4,727 +0.7% 18,947 18,902 -0.2% Net loan-loss provisions (1,379) (1,444) (1,337) (1,377) (1,403) (1,416) (1,290) (1,307) +1.3% (5,538) (5,416) -2.2% Other gains (losses) and provisions (810) (701) (472) (829) (519) (698) (497) (605) +21.6% (2,812) (2,320) -17.5% Profit before tax 2,318 2,722 2,973 2,584 2,791 2,656 2,905 2,815 -3.1% 10,598 11,167 +5.4% Consolidated profit 1,569 1,878 2,156 1,970 2,038 1,949 2,185 2,182 -0.2% 7,573 8,354 +10.3% Underlying attributable profit 1,475 1,760 1,984 1,839 1,879 1,793 1,996 1,998 +0.1% 7,058 7,666 +8.6%

31 Retail & Commercial Banking Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,472 1,471 1,495 1,430 1,467 1,448 1,443 1,439 -0.3% 5,869 5,796 -1.2% Net fee income 283 276 270 245 291 269 259 257 -0.6% 1,074 1,076 +0.2% Gains (losses) on financial transactions and other 25 70 35 (3) 35 50 37 12 -67.9% 127 134 +5.4% Total revenue 1,780 1,818 1,800 1,673 1,794 1,766 1,739 1,708 -1.8% 7,071 7,007 -0.9% Operating expenses (567) (558) (562) (600) (571) (567) (558) (572) +2.6% (2,288) (2,268) -0.9% Net loan-loss provisions (284) (287) (230) (292) (291) (244) (230) (231) +0.3% (1,092) (996) -8.8% Other gains (losses) and provisions (350) (233) (103) (207) (122) (119) (150) (102) -32.1% (893) (492) -44.9% Profit before tax 580 739 905 573 810 837 801 803 +0.3% 2,797 3,250 +16.2%

32 Retail & Commercial Banking UK (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,119 1,128 1,189 1,236 1,224 1,174 1,152 1,178 +2.3% 4,672 4,728 +1.2% Net fee income 1 (16) (2) (15) 5 2 9 34 +274.8% (33) 50 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (39) (27) (15) (15) +0.2% (22) (97) +341.7% Total revenue 1,112 1,112 1,193 1,200 1,190 1,149 1,146 1,197 +4.4% 4,618 4,681 +1.4% Operating expenses (651) (643) (632) (675) (638) (628) (593) (603) +1.7% (2,601) (2,463) -5.3% Net loan-loss provisions (9) (11) (17) 23 (36) (44) 5 (46) — (14) (122) +789.4% Other gains (losses) and provisions (85) (58) (94) (167) (168) (147) (69) (110) +60.2% (403) (494) +22.4% Profit before tax 368 400 451 382 348 330 488 437 -10.6% 1,600 1,603 +0.2%

33 Retail & Commercial Banking UK (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,119 1,124 1,172 1,202 1,194 1,164 1,167 1,203 +3.1% 4,616 4,728 +2.4% Net fee income 1 (16) (2) (15) 5 2 9 34 +275.8% (32) 50 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (38) (27) (16) (16) +0.5% (22) (97) +347.0% Total revenue 1,111 1,107 1,177 1,167 1,161 1,139 1,160 1,222 +5.3% 4,562 4,681 +2.6% Operating expenses (650) (640) (623) (656) (623) (623) (601) (617) +2.6% (2,570) (2,463) -4.2% Net loan-loss provisions (9) (11) (17) 23 (35) (44) 4 (47) — (14) (122) +800.1% Other gains (losses) and provisions (84) (58) (93) (163) (163) (145) (71) (113) +58.3% (398) (494) +23.9% Profit before tax 368 398 445 370 339 327 491 445 -9.5% 1,581 1,603 +1.4%

34 Retail & Commercial Banking UK (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 958 963 1,004 1,029 1,023 997 999 1,031 +3.1% 3,955 4,050 +2.4% Net fee income 1 (13) (2) (13) 4 2 8 29 +275.8% (28) 43 — Gains (losses) on financial transactions and other (7) (1) 6 (17) (33) (23) (13) (13) +0.5% (19) (83) +347.0% Total revenue 952 948 1,008 999 994 976 994 1,046 +5.3% 3,908 4,010 +2.6% Operating expenses (557) (549) (534) (562) (533) (533) (515) (528) +2.6% (2,201) (2,110) -4.2% Net loan-loss provisions (8) (9) (14) 20 (30) (38) 3 (40) — (12) (104) +800.1% Other gains (losses) and provisions (72) (49) (80) (140) (140) (125) (61) (97) +58.3% (341) (423) +23.9% Profit before tax 315 341 381 317 291 280 421 381 -9.5% 1,354 1,373 +1.4%

35 Retail & Commercial Banking Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 819 804 747 765 756 735 762 787 +3.4% 3,134 3,041 -3.0% Net fee income 175 197 171 156 171 177 179 196 +9.9% 699 723 +3.4% Gains (losses) on financial transactions and other (25) 8 (20) (28) (31) (21) (8) 16 — (65) (45) -31.2% Total revenue 969 1,009 899 893 896 891 932 1,000 +7.2% 3,769 3,719 -1.3% Operating expenses (432) (440) (418) (467) (397) (390) (405) (478) +18.1% (1,757) (1,669) -5.0% Net loan-loss provisions (205) (211) (143) (96) (135) (150) (176) (165) -6.0% (654) (626) -4.4% Other gains (losses) and provisions (9) (12) (9) (10) (22) (16) (13) (19) +41.2% (39) (70) +77.4% Profit before tax 323 346 328 320 343 335 338 338 -0.3% 1,318 1,354 +2.7%

36 Retail & Commercial Banking Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 697 688 716 753 750 751 766 774 +1.2% 2,854 3,041 +6.5% Net fee income 149 169 164 155 170 180 179 193 +7.7% 637 723 +13.5% Gains (losses) on financial transactions and other (21) 7 (18) (26) (31) (21) (8) 16 — (59) (45) -24.5% Total revenue 825 863 862 881 889 909 937 984 +5.0% 3,432 3,719 +8.4% Operating expenses (368) (377) (400) (456) (394) (398) (407) (471) +15.9% (1,600) (1,669) +4.3% Net loan-loss provisions (175) (180) (141) (101) (134) (153) (177) (163) -8.0% (596) (626) +5.1% Other gains (losses) and provisions (7) (10) (9) (10) (22) (17) (13) (18) +38.3% (36) (70) +94.8% Profit before tax 275 296 313 315 340 342 340 332 -2.5% 1,200 1,354 +12.8%

37 Retail & Commercial Banking Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 15,100 14,901 15,512 16,307 16,244 16,262 16,584 16,775 +1.2% 61,820 65,865 +6.5% Net fee income 3,233 3,654 3,557 3,350 3,683 3,903 3,887 4,185 +7.7% 13,793 15,659 +13.5% Gains (losses) on financial transactions and other (458) 143 (390) (572) (675) (466) (177) 353 — (1,276) (964) -24.5% Total revenue 17,874 18,698 18,679 19,085 19,252 19,700 20,295 21,313 +5.0% 74,337 80,560 +8.4% Operating expenses (7,970) (8,162) (8,661) (9,870) (8,533) (8,615) (8,810) (10,207) +15.9% (34,663) (36,164) +4.3% Net loan-loss provisions (3,781) (3,903) (3,044) (2,179) (2,892) (3,318) (3,828) (3,520) -8.0% (12,906) (13,558) +5.1% Other gains (losses) and provisions (162) (215) (185) (217) (467) (362) (289) (400) +38.3% (779) (1,518) +94.8% Profit before tax 5,962 6,419 6,789 6,818 7,360 7,405 7,368 7,186 -2.5% 25,988 29,320 +12.8%

38 Retail & Commercial Banking Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,759 1,740 1,695 1,600 1,534 1,503 1,452 1,468 +1.1% 6,795 5,957 -12.3% Net fee income 397 409 376 348 359 333 314 358 +13.8% 1,531 1,364 -10.9% Gains (losses) on financial transactions and other (40) 31 (96) (1) (15) (57) (47) (56) +18.6% (105) (174) +65.5% Total revenue 2,117 2,180 1,975 1,948 1,878 1,779 1,719 1,770 +2.9% 8,220 7,146 -13.1% Operating expenses (843) (799) (746) (763) (761) (724) (709) (744) +5.1% (3,152) (2,938) -6.8% Net loan-loss provisions (753) (751) (740) (730) (718) (713) (603) (619) +2.7% (2,973) (2,653) -10.8% Other gains (losses) and provisions (184) (222) (170) (167) (166) (187) (163) (226) +38.1% (742) (742) -0.0% Profit before tax 337 408 319 288 233 156 244 180 -26.2% 1,352 813 -39.9%

39 Retail & Commercial Banking Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,500 1,547 1,634 1,580 1,497 1,531 1,468 1,462 -0.4% 6,261 5,957 -4.9% Net fee income 339 364 363 345 350 340 318 356 +12.1% 1,411 1,364 -3.3% Gains (losses) on financial transactions and other (34) 26 (87) (3) (14) (57) (48) (56) +17.3% (97) (174) +79.6% Total revenue 1,805 1,937 1,910 1,922 1,833 1,813 1,738 1,762 +1.4% 7,574 7,146 -5.7% Operating expenses (719) (711) (723) (751) (742) (738) (716) (741) +3.5% (2,904) (2,938) +1.1% Net loan-loss provisions (642) (668) (712) (718) (701) (726) (610) (616) +1.0% (2,740) (2,653) -3.2% Other gains (losses) and provisions (157) (197) (166) (165) (162) (190) (165) (225) +36.2% (684) (742) +8.5% Profit before tax 287 362 310 287 227 160 246 180 -27.1% 1,246 813 -34.7%

40 Retail & Commercial Banking Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 9,456 9,756 10,300 9,959 9,436 9,650 9,252 9,216 -0.4% 39,470 37,554 -4.9% Net fee income 2,135 2,294 2,290 2,174 2,209 2,140 2,003 2,246 +12.1% 8,893 8,598 -3.3% Gains (losses) on financial transactions and other (213) 164 (546) (17) (90) (358) (300) (352) +17.3% (613) (1,100) +79.6% Total revenue 11,377 12,214 12,044 12,115 11,555 11,433 10,955 11,109 +1.4% 47,751 45,052 -5.7% Operating expenses (4,532) (4,485) (4,555) (4,737) (4,681) (4,652) (4,514) (4,673) +3.5% (18,309) (18,519) +1.1% Net loan-loss provisions (4,049) (4,208) (4,490) (4,526) (4,419) (4,576) (3,846) (3,886) +1.0% (17,273) (16,726) -3.2% Other gains (losses) and provisions (988) (1,240) (1,045) (1,041) (1,022) (1,197) (1,041) (1,419) +36.2% (4,313) (4,679) +8.5% Profit before tax 1,809 2,281 1,954 1,811 1,433 1,009 1,553 1,132 -27.1% 7,856 5,127 -34.7%

41 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 2,710 2,655 2,614 2,797 2,756 2,747 2,763 2,769 +0.2% 10,777 11,036 +2.4% Net fee income 354 387 373 394 339 341 380 418 +10.2% 1,508 1,479 -2.0% Gains (losses) on financial transactions and other 119 222 146 139 138 102 99 160 +62.3% 627 500 -20.2% Total revenue 3,184 3,265 3,133 3,330 3,234 3,191 3,242 3,348 +3.3% 12,912 13,015 +0.8% Operating expenses (1,311) (1,307) (1,278) (1,287) (1,357) (1,308) (1,285) (1,338) +4.1% (5,183) (5,287) +2.0% Net operating income 1,873 1,958 1,855 2,043 1,878 1,883 1,957 2,010 +2.8% 7,729 7,728 -0.0% Net loan-loss provisions (1,137) (1,056) (1,121) (1,248) (1,119) (956) (1,069) (1,313) +22.8% (4,562) (4,457) -2.3% Other gains (losses) and provisions (118) (180) (112) (530) (84) (146) (91) (383) +318.9% (939) (704) -25.0% Profit before tax 618 723 622 265 674 781 796 314 -60.5% 2,228 2,566 +15.2% Consolidated profit 536 668 507 222 558 620 620 279 -54.9% 1,934 2,077 +7.4% Underlying attributable profit 463 606 436 153 492 551 518 180 -65.2% 1,659 1,741 +4.9%

42 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 2,616 2,563 2,571 2,725 2,661 2,759 2,812 2,804 -0.3% 10,474 11,036 +5.4% Net fee income 343 374 369 387 332 342 384 421 +9.6% 1,472 1,479 +0.4% Gains (losses) on financial transactions and other 116 218 145 133 134 102 101 162 +60.1% 611 500 -18.2% Total revenue 3,074 3,155 3,084 3,245 3,127 3,204 3,297 3,387 +2.7% 12,557 13,015 +3.6% Operating expenses (1,277) (1,270) (1,262) (1,255) (1,314) (1,313) (1,307) (1,354) +3.5% (5,065) (5,287) +4.4% Net operating income 1,797 1,884 1,822 1,989 1,814 1,891 1,989 2,033 +2.2% 7,492 7,728 +3.1% Net loan-loss provisions (1,081) (1,010) (1,098) (1,209) (1,077) (964) (1,089) (1,328) +21.9% (4,397) (4,457) +1.4% Other gains (losses) and provisions (114) (176) (110) (524) (82) (146) (93) (384) +314.5% (925) (704) -23.8% Profit before tax 602 698 614 257 655 781 808 322 -60.2% 2,170 2,566 +18.2% Consolidated profit 521 646 500 214 539 620 632 287 -54.6% 1,882 2,077 +10.4% Underlying attributable profit 449 584 430 146 473 551 530 188 -64.6% 1,610 1,741 +8.2%

43 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 1,207 1,212 +0.5% 4,361 4,685 +7.4% Net fee income 220 231 229 222 188 185 198 234 +17.8% 902 804 -10.9% Gains (losses) on financial transactions and other 95 120 100 100 103 85 99 149 +51.0% 416 436 +4.7% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 1,504 1,595 +6.1% 5,679 5,925 +4.3% Operating expenses (665) (655) (656) (629) (667) (660) (652) (633) -2.9% (2,604) (2,611) +0.3% Net loan-loss provisions (276) (308) (279) (345) (336) (284) (307) (436) +42.0% (1,209) (1,363) +12.7% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) (59) (340) +472.5% (735) (554) -24.6% Profit before tax 401 356 402 (28) 357 371 485 185 -61.8% 1,131 1,398 +23.6%

44 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,092 1,091 1,069 1,105 1,109 1,154 1,209 1,214 +0.4% 4,356 4,685 +7.5% Net fee income 220 231 229 222 187 185 198 234 +17.8% 902 804 -10.8% Gains (losses) on financial transactions and other 95 120 100 99 102 85 99 150 +51.1% 415 436 +5.1% Total revenue 1,406 1,442 1,398 1,427 1,398 1,424 1,506 1,597 +6.0% 5,673 5,925 +4.4% Operating expenses (663) (654) (656) (629) (665) (659) (653) (634) -2.9% (2,602) (2,611) +0.4% Net loan-loss provisions (274) (309) (279) (344) (334) (284) (308) (437) +41.9% (1,207) (1,363) +12.9% Other gains (losses) and provisions (69) (125) (61) (477) (43) (111) (60) (341) +470.9% (732) (554) -24.4% Profit before tax 400 354 402 (23) 356 370 486 186 -61.7% 1,133 1,398 +23.4%

45 Digital Consumer Bank US (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,143 1,179 1,138 1,191 1,221 1,129 1,132 1,100 -2.8% 4,651 4,581 -1.5% Net fee income 64 67 75 97 84 90 86 78 -9.6% 303 339 +11.8% Gains (losses) on financial transactions and other 97 106 66 74 57 50 14 31 +116.7% 343 152 -55.6% Total revenue 1,304 1,352 1,279 1,361 1,362 1,270 1,232 1,209 -1.9% 5,297 5,072 -4.2% Operating expenses (545) (547) (525) (542) (574) (520) (504) (543) +7.7% (2,159) (2,141) -0.8% Net loan-loss provisions (610) (537) (641) (677) (524) (466) (541) (609) +12.6% (2,466) (2,140) -13.2% Other gains (losses) and provisions (28) (33) (28) (32) (28) (19) (19) (26) +35.0% (121) (92) -24.4% Profit before tax 121 235 85 111 236 265 168 30 -81.8% 551 699 +26.9%

46 Digital Consumer Bank US (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,099 1,125 1,108 1,126 1,138 1,135 1,173 1,135 -3.2% 4,458 4,581 +2.8% Net fee income 62 64 73 92 79 90 89 81 -9.7% 290 339 +16.6% Gains (losses) on financial transactions and other 93 101 65 70 53 51 17 32 +94.7% 328 152 -53.7% Total revenue 1,254 1,290 1,246 1,287 1,270 1,276 1,278 1,248 -2.4% 5,077 5,072 -0.1% Operating expenses (524) (522) (512) (512) (535) (523) (524) (559) +6.8% (2,069) (2,141) +3.5% Net loan-loss provisions (587) (512) (624) (641) (489) (469) (558) (625) +12.1% (2,363) (2,140) -9.5% Other gains (losses) and provisions (27) (32) (27) (30) (26) (19) (20) (26) +32.6% (116) (92) -21.1% Profit before tax 116 224 83 104 220 265 177 37 -79.0% 528 699 +32.4%

47 Digital Consumer Bank US (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,240 1,270 1,250 1,271 1,285 1,281 1,323 1,281 -3.2% 5,031 5,170 +2.8% Net fee income 70 72 82 103 89 102 101 91 -9.7% 328 382 +16.6% Gains (losses) on financial transactions and other 105 114 73 78 60 57 19 36 +94.7% 371 172 -53.7% Total revenue 1,415 1,456 1,406 1,452 1,433 1,440 1,443 1,408 -2.4% 5,730 5,724 -0.1% Operating expenses (591) (589) (577) (578) (604) (591) (591) (631) +6.8% (2,335) (2,417) +3.5% Net loan-loss provisions (662) (578) (704) (723) (551) (529) (629) (705) +12.1% (2,667) (2,415) -9.5% Other gains (losses) and provisions (31) (36) (31) (34) (30) (21) (22) (30) +32.6% (131) (104) -21.1% Profit before tax 131 253 94 117 248 299 200 42 -79.0% 596 789 +32.4%

48 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,053 962 895 1,079 953 1,013 982 1,099 +11.8% 3,988 4,047 +1.5% Net fee income 654 626 612 656 716 637 624 736 +17.9% 2,548 2,713 +6.4% Gains (losses) on financial transactions and other 415 469 581 337 552 484 413 279 -32.4% 1,802 1,728 -4.1% Total revenue 2,123 2,056 2,088 2,072 2,220 2,134 2,020 2,114 +4.7% 8,338 8,488 +1.8% Operating expenses (883) (928) (962) (1,021) (952) (950) (957) (1,006) +5.1% (3,794) (3,866) +1.9% Net operating income 1,240 1,128 1,126 1,051 1,268 1,183 1,062 1,108 +4.3% 4,544 4,622 +1.7% Net loan-loss provisions (40) (52) (62) (16) (13) (72) (81) (124) +52.9% (171) (291) +70.3% Other gains (losses) and provisions (78) (46) (100) (130) (22) (27) (62) (11) -82.4% (354) (121) -65.8% Profit before tax 1,121 1,029 964 904 1,234 1,084 919 973 +5.8% 4,019 4,210 +4.7% Consolidated profit 770 736 695 750 865 776 678 720 +6.2% 2,951 3,039 +3.0% Underlying attributable profit 716 689 647 695 806 728 634 666 +5.1% 2,747 2,834 +3.2%

49 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 985 898 879 1,068 930 1,021 995 1,102 +10.8% 3,829 4,047 +5.7% Net fee income 630 603 604 644 699 641 632 740 +17.1% 2,481 2,713 +9.3% Gains (losses) on financial transactions and other 395 466 570 329 540 487 420 282 -32.9% 1,760 1,728 -1.8% Total revenue 2,011 1,966 2,053 2,041 2,168 2,150 2,047 2,124 +3.8% 8,071 8,488 +5.2% Operating expenses (845) (889) (946) (999) (924) (956) (972) (1,014) +4.3% (3,680) (3,866) +5.1% Net operating income 1,166 1,077 1,106 1,042 1,244 1,194 1,075 1,110 +3.3% 4,391 4,622 +5.3% Net loan-loss provisions (40) (50) (63) (18) (13) (72) (82) (125) +52.9% (170) (291) +70.9% Other gains (losses) and provisions (77) (45) (98) (129) (22) (27) (62) (11) -82.7% (348) (121) -65.2% Profit before tax 1,049 981 945 896 1,209 1,095 931 974 +4.6% 3,872 4,210 +8.7% Consolidated profit 723 704 681 738 848 783 687 721 +5.1% 2,845 3,039 +6.8% Underlying attributable profit 672 660 634 684 790 735 642 668 +4.0% 2,650 2,834 +6.9%

50 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 449 430 419 408 375 354 350 366 +4.3% 1,706 1,445 -15.3% Net fee income 365 356 369 408 419 423 415 446 +7.5% 1,497 1,703 +13.8% Gains (losses) on financial transactions and other 91 146 152 211 225 235 249 381 +53.0% 600 1,091 +81.8% Total revenue 905 932 940 1,027 1,019 1,012 1,014 1,193 +17.6% 3,803 4,239 +11.4% Operating expenses (343) (341) (351) (417) (372) (354) (369) (402) +9.2% (1,452) (1,497) +3.1% Net operating income 562 591 589 610 647 659 646 790 +22.3% 2,351 2,742 +16.6% Net loan-loss provisions (4) (13) (9) (18) (8) (13) 10 (11) — (44) (22) -49.8% Other gains (losses) and provisions (27) (2) (8) 15 (1) (10) (5) 9 — (23) (7) -69.2% Profit before tax 531 575 572 606 639 635 651 788 +21.0% 2,284 2,713 +18.8% Consolidated profit 396 437 452 465 497 500 514 647 +25.9% 1,750 2,158 +23.3% Underlying attributable profit 376 418 433 445 471 477 491 624 +27.0% 1,671 2,063 +23.4%

51 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 439 420 414 403 367 355 354 368 +3.9% 1,675 1,445 -13.7% Net fee income 352 343 363 401 410 425 420 448 +6.8% 1,459 1,703 +16.8% Gains (losses) on financial transactions and other 82 136 147 209 222 237 251 381 +52.0% 574 1,091 +90.0% Total revenue 872 898 924 1,013 1,000 1,016 1,025 1,198 +16.8% 3,707 4,239 +14.3% Operating expenses (330) (329) (345) (408) (363) (355) (373) (405) +8.6% (1,412) (1,497) +6.0% Net operating income 542 570 579 605 637 661 652 792 +21.5% 2,295 2,742 +19.5% Net loan-loss provisions (4) (13) (9) (18) (8) (13) 10 (11) — (44) (22) -49.7% Other gains (losses) and provisions (27) (2) (8) 15 (1) (11) (4) 9 — (23) (7) -68.9% Profit before tax 511 554 563 601 628 638 657 790 +20.2% 2,229 2,713 +21.7% Consolidated profit 379 420 445 461 488 502 519 648 +25.0% 1,705 2,158 +26.6% Underlying attributable profit 360 401 425 441 463 479 495 625 +26.2% 1,627 2,063 +26.7%

52 Payments (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 662 639 586 680 685 726 705 791 +12.3% 2,567 2,907 +13.2% Net fee income 662 682 691 725 693 734 781 799 +2.3% 2,759 3,008 +9.0% Gains (losses) on financial transactions and other (6) 19 13 107 5 (3) 44 52 +18.0% 133 98 -26.0% Total revenue 1,318 1,341 1,289 1,512 1,383 1,457 1,530 1,643 +7.4% 5,459 6,013 +10.1% Operating expenses (639) (606) (574) (611) (608) (592) (585) (575) -1.8% (2,430) (2,360) -2.9% Net operating income 679 735 715 901 776 865 945 1,068 +13.0% 3,030 3,654 +20.6% Net loan-loss provisions (418) (434) (414) (448) (492) (479) (514) (542) +5.5% (1,714) (2,027) +18.3% Other gains (losses) and provisions (23) (265) (33) (39) (36) (40) (39) (25) -37.0% (360) (140) -61.1% Profit before tax 238 36 267 414 248 346 391 501 +28.0% 955 1,486 +55.6% Consolidated profit 136 (70) 152 275 150 230 255 349 +37.0% 493 984 +99.3% Underlying attributable profit 115 (90) 126 252 126 209 223 325 +45.3% 404 883 +118.8%

53 Payments (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 585 573 567 669 672 736 711 787 +10.7% 2,394 2,907 +21.4% Net fee income 603 633 673 712 681 741 788 799 +1.4% 2,621 3,008 +14.8% Gains (losses) on financial transactions and other (5) 22 14 101 5 (4) 44 52 +18.1% 131 98 -25.2% Total revenue 1,184 1,227 1,253 1,482 1,359 1,473 1,544 1,638 +6.1% 5,146 6,013 +16.9% Operating expenses (600) (572) (565) (607) (601) (596) (589) (574) -2.5% (2,345) (2,360) +0.6% Net operating income 584 655 687 875 758 877 955 1,064 +11.5% 2,801 3,654 +30.5% Net loan-loss provisions (363) (388) (399) (439) (482) (486) (519) (540) +3.9% (1,588) (2,027) +27.7% Other gains (losses) and provisions (22) (265) (33) (38) (35) (41) (40) (25) -37.0% (357) (140) -60.7% Profit before tax 199 2 256 399 241 350 396 500 +26.2% 856 1,486 +73.6% Consolidated profit 112 (92) 145 265 146 232 258 348 +35.1% 430 984 +128.5% Underlying attributable profit 93 (110) 120 243 122 211 226 324 +43.4% 346 883 +155.5%

54 PagoNxt (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 31 31 35 35 38 42 41 45 +10.0% 132 167 +27.0% Net fee income 224 233 241 261 245 265 267 282 +5.5% 958 1,059 +10.5% Gains (losses) on financial transactions and other 29 36 35 50 34 17 44 52 +18.0% 150 147 -1.7% Total revenue 283 300 311 346 317 325 353 379 +7.6% 1,240 1,373 +10.8% Operating expenses (304) (297) (288) (271) (286) (290) (280) (282) +0.8% (1,160) (1,138) -1.9% Net operating income (21) 4 23 75 31 35 73 97 +33.7% 80 235 +194.6% Net loan-loss provisions (4) (5) (3) (4) (6) (5) (8) (5) -35.5% (16) (24) +48.5% Other gains (losses) and provisions (2) (256) (15) (23) (12) (21) (29) (15) -48.7% (296) (77) -74.0% Profit before tax (27) (258) 4 48 13 9 35 77 +117.6% (233) 134 — Consolidated profit (37) (265) (17) 28 9 11 27 68 +151.9% (290) 115 — Underlying attributable profit (39) (265) (21) 26 4 11 19 61 +213.7% (299) 96 —

55 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 27 28 34 34 37 43 42 45 +8.6% 123 167 +35.7% Net fee income 203 215 235 256 241 268 269 281 +4.4% 910 1,059 +16.4% Gains (losses) on financial transactions and other 28 35 35 50 34 17 44 52 +18.0% 149 147 -1.2% Total revenue 258 279 304 340 312 328 355 378 +6.6% 1,182 1,373 +16.2% Operating expenses (290) (285) (285) (270) (284) (292) (281) (282) +0.2% (1,129) (1,138) +0.8% Net operating income (32) (6) 19 71 29 36 74 97 +31.0% 53 235 +345.7% Net loan-loss provisions (3) (5) (3) (4) (6) (5) (8) (5) -36.0% (16) (24) +55.1% Other gains (losses) and provisions (2) (256) (14) (22) (12) (21) (29) (15) -49.1% (294) (77) -73.8% Profit before tax (37) (267) 2 45 11 10 36 77 +110.3% (257) 134 — Consolidated profit (44) (270) (18) 26 8 12 28 67 +144.4% (306) 115 — Underlying attributable profit (46) (271) (22) 24 4 12 20 60 +203.3% (314) 96 —

56 Cards (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 632 608 551 645 647 683 663 746 +12.4% 2,436 2,740 +12.5% Net fee income 438 449 450 464 449 469 514 517 +0.7% 1,801 1,949 +8.2% Gains (losses) on financial transactions and other (35) (17) (22) 57 (29) (21) 0 0 +10.2% (17) (49) +187.4% Total revenue 1,035 1,040 978 1,166 1,067 1,132 1,178 1,264 +7.3% 4,220 4,640 +10.0% Operating expenses (334) (309) (286) (340) (322) (302) (305) (292) -4.2% (1,270) (1,221) -3.8% Net operating income 701 731 692 826 745 830 872 971 +11.3% 2,950 3,419 +15.9% Net loan-loss provisions (414) (429) (410) (444) (486) (474) (506) (537) +6.1% (1,698) (2,003) +18.0% Other gains (losses) and provisions (20) (9) (19) (16) (24) (19) (10) (10) -3.8% (64) (63) -0.8% Profit before tax 266 294 263 366 235 337 356 424 +19.1% 1,188 1,353 +13.8% Consolidated profit 173 194 169 247 141 219 228 281 +23.5% 783 869 +10.9% Underlying attributable profit 155 175 147 226 121 198 204 264 +29.3% 703 787 +12.0%

57 Cards (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 558 545 533 635 635 693 670 742 +10.8% 2,271 2,740 +20.7% Net fee income 401 417 437 456 440 473 518 517 -0.2% 1,711 1,949 +13.9% Gains (losses) on financial transactions and other (33) (14) (21) 51 (29) (21) 0 0 +19.6% (18) (49) +177.6% Total revenue 926 948 949 1,142 1,046 1,145 1,189 1,260 +6.0% 3,964 4,640 +17.1% Operating expenses (310) (288) (281) (337) (317) (305) (308) (292) -5.0% (1,216) (1,221) +0.5% Net operating income 616 660 668 804 729 841 881 968 +9.9% 2,748 3,419 +24.4% Net loan-loss provisions (359) (383) (395) (435) (476) (481) (511) (534) +4.6% (1,572) (2,003) +27.4% Other gains (losses) and provisions (20) (9) (18) (16) (23) (19) (10) (10) -3.4% (63) (63) +0.8% Profit before tax 236 269 254 354 230 340 360 423 +17.7% 1,113 1,353 +21.5% Consolidated profit 155 179 163 239 138 220 230 281 +22.1% 736 869 +18.1% Underlying attributable profit 138 161 142 218 118 199 206 264 +28.0% 660 787 +19.3%

58 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income (31) (69) (95) (113) (112) (120) (132) (126) -4.2% (308) (490) +59.1% Net fee income (1) 2 (8) (3) (9) (7) (6) (5) -18.5% (11) (27) +156.5% Gains (losses) on financial transactions and other (178) (74) (150) 44 (95) (8) (28) 67 — (357) (64) -82.1% Total revenue (210) (140) (254) (72) (215) (135) (166) (64) -61.4% (676) (581) -14.0% Operating expenses (87) (86) (101) (104) (87) (97) (101) (117) +15.4% (379) (402) +6.2% Net operating income (297) (227) (355) (176) (303) (232) (267) (181) -32.3% (1,055) (983) -6.8% Net loan-loss provisions (2) (0) 1 3 (99) (98) 0 (1) — 3 (198) — Other gains (losses) and provisions (41) (40) (160) (25) (30) (45) (181) 161 — (265) (94) -64.5% Profit before tax (340) (266) (514) (197) (431) (375) (447) (21) -95.4% (1,317) (1,275) -3.2% Consolidated profit (357) (252) (403) (142) (394) (319) (346) (26) -92.4% (1,155) (1,085) -6.0% Underlying attributable profit (357) (252) (403) (142) (394) (319) (346) (26) -92.4% (1,154) (1,085) -6.0%

59 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

60 Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,816 1,840 1,799 1,802 1,779 1,806 1,829 1,890 +3.3% 7,256 7,305 +0.7% Net fee income 746 738 707 676 767 735 710 810 +14.1% 2,867 3,022 +5.4% Gains (losses) on financial transactions and other 455 471 477 448 584 495 350 234 -33.2% 1,850 1,663 -10.1% Total revenue 3,016 3,048 2,983 2,926 3,130 3,036 2,889 2,934 +1.5% 11,974 11,990 +0.1% Operating expenses (1,032) (1,033) (1,073) (1,133) (1,049) (1,051) (1,070) (1,114) +4.1% (4,271) (4,284) +0.3% Net operating income 1,984 2,015 1,911 1,793 2,081 1,986 1,819 1,820 +0.1% 7,703 7,706 +0.0% Net loan-loss provisions (331) (327) (279) (322) (304) (295) (242) (301) +24.7% (1,259) (1,142) -9.3% Other gains (losses) and provisions (417) (244) (119) (224) (133) (103) (171) (75) -56.2% (1,003) (482) -52.0% Profit before tax 1,236 1,445 1,512 1,247 1,645 1,588 1,406 1,444 +2.7% 5,440 6,083 +11.8% Consolidated profit 772 984 1,081 925 1,147 1,111 976 1,038 +6.4% 3,763 4,272 +13.5% Underlying attributable profit 772 984 1,081 925 1,147 1,111 975 1,038 +6.4% 3,762 4,272 +13.5%

61 United Kingdom (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,185 1,196 1,256 1,313 1,298 1,244 1,220 1,245 +2.0% 4,950 5,008 +1.2% Net fee income 79 64 80 61 82 84 92 111 +19.9% 283 369 +30.3% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) (27) (16) (15) -8.3% (17) (97) +483.8% Total revenue 1,257 1,260 1,344 1,356 1,341 1,302 1,297 1,341 +3.4% 5,216 5,280 +1.2% Operating expenses (734) (717) (710) (756) (720) (707) (667) (676) +1.3% (2,918) (2,771) -5.0% Net operating income 523 542 634 600 621 594 629 665 +5.7% 2,299 2,509 +9.1% Net loan-loss provisions (17) (44) (37) 34 (52) (60) (6) (58) +826.3% (64) (177) +177.4% Other gains (losses) and provisions (91) (64) (108) (179) (186) (154) (79) (120) +51.7% (441) (539) +22.1% Profit before tax 415 434 489 456 382 380 544 487 -10.5% 1,794 1,794 -0.0% Consolidated profit 305 325 346 331 285 276 398 349 -12.2% 1,306 1,307 +0.1% Underlying attributable profit 305 325 346 331 285 276 398 349 -12.2% 1,306 1,307 +0.1%

62 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,185 1,191 1,239 1,276 1,266 1,234 1,236 1,272 +2.9% 4,890 5,008 +2.4% Net fee income 79 63 79 59 80 83 93 113 +20.6% 280 369 +31.8% Gains (losses) on financial transactions and other (7) 0 8 (17) (39) (27) (16) (15) -7.6% (16) (97) +490.9% Total revenue 1,256 1,254 1,325 1,318 1,308 1,290 1,313 1,369 +4.3% 5,154 5,280 +2.4% Operating expenses (734) (714) (700) (735) (702) (701) (676) (691) +2.2% (2,883) (2,771) -3.9% Net operating income 522 540 626 583 605 589 637 678 +6.5% 2,271 2,509 +10.5% Net loan-loss provisions (17) (44) (36) 34 (51) (60) (7) (59) +706.8% (63) (177) +180.7% Other gains (losses) and provisions (91) (64) (107) (175) (182) (153) (82) (123) +50.4% (436) (539) +23.5% Profit before tax 414 433 483 443 372 377 548 497 -9.3% 1,773 1,794 +1.2% Consolidated profit 305 323 341 321 278 273 401 356 -11.1% 1,290 1,307 +1.3% Underlying attributable profit 305 323 341 321 278 273 401 356 -11.1% 1,290 1,307 +1.3%

63 United Kingdom (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,015 1,020 1,061 1,093 1,085 1,057 1,059 1,090 +2.9% 4,189 4,290 +2.4% Net fee income 67 54 68 51 69 71 80 96 +20.6% 240 316 +31.8% Gains (losses) on financial transactions and other (6) 0 7 (15) (33) (23) (14) (13) -7.6% (14) (83) +490.9% Total revenue 1,076 1,075 1,135 1,129 1,120 1,105 1,125 1,173 +4.3% 4,415 4,523 +2.4% Operating expenses (629) (612) (599) (630) (602) (601) (579) (592) +2.2% (2,469) (2,374) -3.9% Net operating income 447 463 536 500 519 505 545 581 +6.5% 1,946 2,150 +10.5% Net loan-loss provisions (15) (38) (31) 29 (44) (51) (6) (50) +706.8% (54) (152) +180.7% Other gains (losses) and provisions (78) (54) (91) (150) (156) (131) (70) (105) +50.4% (373) (461) +23.5% Profit before tax 355 371 414 379 319 323 469 425 -9.3% 1,518 1,537 +1.2% Consolidated profit 261 277 292 275 238 234 343 305 -11.1% 1,105 1,120 +1.3% Underlying attributable profit 261 277 292 275 238 234 343 305 -11.1% 1,105 1,120 +1.3%

64 Portugal (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 431 413 373 332 348 336 328 334 +1.6% 1,548 1,346 -13.0% Net fee income 127 115 115 110 126 129 123 128 +3.7% 467 506 +8.2% Gains (losses) on financial transactions and other 26 30 13 16 29 24 30 23 -21.0% 85 106 +25.7% Total revenue 584 558 500 458 503 489 481 485 +0.7% 2,100 1,959 -6.7% Operating expenses (134) (134) (137) (143) (136) (134) (134) (144) +7.6% (548) (548) +0.1% Net operating income 450 425 363 315 367 356 347 341 -1.9% 1,553 1,411 -9.2% Net loan-loss provisions (7) 5 (7) (1) 14 (5) (7) 6 — (11) 8 — Other gains (losses) and provisions (3) (36) (5) (18) (1) (0) 1 (1) — (61) (2) -97.2% Profit before tax 440 394 351 296 380 350 341 346 +1.5% 1,481 1,417 -4.3% Consolidated profit 303 260 230 210 279 247 241 245 +1.8% 1,003 1,011 +0.8% Underlying attributable profit 303 260 229 209 278 247 240 245 +1.9% 1,001 1,010 +0.9%

65 Poland (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 686 697 727 733 744 736 737 736 -0.2% 2,844 2,953 +3.8% Net fee income 176 163 170 166 189 184 176 184 +4.9% 674 733 +8.8% Gains (losses) on financial transactions and other (28) 17 25 22 (50) 39 21 27 +28.0% 37 37 +1.0% Total revenue 834 878 923 921 883 959 934 948 +1.4% 3,555 3,724 +4.7% Operating expenses (229) (237) (252) (246) (256) (256) (259) (266) +2.5% (965) (1,036) +7.4% Net operating income 605 640 670 675 627 703 675 682 +1.0% 2,591 2,687 +3.7% Net loan-loss provisions (130) (166) (103) (112) (78) (43) (81) (83) +2.4% (511) (283) -44.5% Other gains (losses) and provisions (62) (108) (63) (197) (49) (195) (69) (159) +129.5% (429) (473) +10.3% Profit before tax 412 366 505 366 500 465 525 440 -16.2% 1,650 1,930 +17.0% Consolidated profit 314 258 392 255 378 350 416 384 -7.7% 1,219 1,528 +25.4% Underlying attributable profit 213 173 256 158 237 219 257 236 -8.3% 800 949 +18.5%

66 Poland (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 701 707 735 745 737 739 741 736 -0.7% 2,889 2,953 +2.2% Net fee income 180 165 171 168 188 185 177 184 +4.3% 685 733 +7.1% Gains (losses) on financial transactions and other (29) 18 26 23 (50) 39 21 27 +28.1% 37 37 -0.6% Total revenue 852 890 932 936 875 963 939 947 +0.9% 3,611 3,724 +3.1% Operating expenses (234) (241) (255) (250) (253) (257) (260) (265) +1.9% (980) (1,036) +5.8% Net operating income 618 650 677 686 622 706 678 682 +0.5% 2,631 2,687 +2.1% Net loan-loss provisions (133) (169) (103) (114) (77) (43) (81) (83) +2.0% (519) (283) -45.4% Other gains (losses) and provisions (63) (109) (63) (200) (49) (195) (70) (159) +127.6% (436) (473) +8.6% Profit before tax 421 371 511 372 496 467 527 440 -16.6% 1,676 1,930 +15.2% Consolidated profit 321 261 397 259 375 352 418 384 -8.1% 1,238 1,528 +23.4% Underlying attributable profit 218 175 259 160 235 220 258 235 -8.7% 813 949 +16.7%

67 Poland (PLN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 2,973 2,999 3,115 3,158 3,126 3,134 3,140 3,118 -0.7% 12,245 12,519 +2.2% Net fee income 761 700 727 714 795 783 749 781 +4.3% 2,902 3,108 +7.1% Gains (losses) on financial transactions and other (122) 75 110 96 (212) 166 90 115 +28.1% 159 158 -0.6% Total revenue 3,611 3,775 3,952 3,968 3,709 4,082 3,979 4,014 +0.9% 15,306 15,785 +3.1% Operating expenses (992) (1,021) (1,081) (1,060) (1,074) (1,090) (1,104) (1,125) +1.9% (4,153) (4,393) +5.8% Net operating income 2,619 2,754 2,871 2,908 2,635 2,992 2,876 2,889 +0.5% 11,153 11,391 +2.1% Net loan-loss provisions (565) (716) (439) (482) (326) (182) (343) (350) +2.0% (2,201) (1,202) -45.4% Other gains (losses) and provisions (268) (464) (268) (848) (207) (828) (297) (675) +127.6% (1,848) (2,006) +8.6% Profit before tax 1,786 1,575 2,165 1,578 2,102 1,981 2,236 1,864 -16.6% 7,104 8,183 +15.2% Consolidated profit 1,359 1,108 1,683 1,099 1,589 1,491 1,771 1,628 -8.1% 5,249 6,479 +23.4% Underlying attributable profit 924 744 1,099 679 998 934 1,093 998 -8.7% 3,446 4,022 +16.7%

68 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 1,207 1,212 +0.5% 4,361 4,685 +7.4% Net fee income 220 231 229 222 188 185 198 234 +17.8% 902 804 -10.9% Gains (losses) on financial transactions and other 95 120 100 100 103 85 99 149 +51.0% 416 436 +4.7% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 1,504 1,595 +6.1% 5,679 5,925 +4.3% Operating expenses (665) (655) (656) (629) (667) (660) (652) (633) -2.9% (2,604) (2,611) +0.3% Net operating income 745 789 742 799 736 765 852 962 +12.9% 3,075 3,314 +7.8% Net loan-loss provisions (276) (308) (279) (345) (336) (284) (307) (436) +42.0% (1,209) (1,363) +12.7% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) (59) (340) +472.5% (735) (554) -24.6% Profit before tax 401 356 402 (28) 357 371 485 185 -61.8% 1,131 1,398 +23.6% Consolidated profit 297 279 302 (2) 256 262 380 177 -53.4% 876 1,076 +22.9% Underlying attributable profit 229 224 243 (54) 193 203 289 87 -69.8% 642 772 +20.2%

69 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,092 1,091 1,069 1,105 1,109 1,154 1,209 1,214 +0.4% 4,356 4,685 +7.5% Net fee income 220 231 229 222 187 185 198 234 +17.8% 902 804 -10.8% Gains (losses) on financial transactions and other 95 120 100 99 102 85 99 150 +51.1% 415 436 +5.1% Total revenue 1,406 1,442 1,398 1,427 1,398 1,424 1,506 1,597 +6.0% 5,673 5,925 +4.4% Operating expenses (663) (654) (656) (629) (665) (659) (653) (634) -2.9% (2,602) (2,611) +0.4% Net operating income 743 788 742 798 733 764 853 963 +12.9% 3,071 3,314 +7.9% Net loan-loss provisions (274) (309) (279) (344) (334) (284) (308) (437) +41.9% (1,207) (1,363) +12.9% Other gains (losses) and provisions (69) (125) (61) (477) (43) (111) (60) (341) +470.9% (732) (554) -24.4% Profit before tax 400 354 402 (23) 356 370 486 186 -61.7% 1,133 1,398 +23.4% Consolidated profit 296 277 302 0 255 262 381 178 -53.3% 876 1,076 +22.9% Underlying attributable profit 228 222 243 (51) 192 202 289 88 -69.6% 642 772 +20.2%

70 United States (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,396 1,428 1,411 1,458 1,499 1,450 1,463 1,476 +0.9% 5,693 5,888 +3.4% Net fee income 267 272 296 317 355 323 335 314 -6.3% 1,152 1,328 +15.3% Gains (losses) on financial transactions and other 205 201 163 167 160 140 131 282 +114.6% 735 713 -3.1% Total revenue 1,869 1,900 1,870 1,941 2,014 1,913 1,930 2,072 +7.4% 7,580 7,929 +4.6% Operating expenses (940) (963) (940) (987) (1,007) (937) (908) (960) +5.7% (3,830) (3,812) -0.5% Net operating income 929 938 929 954 1,006 976 1,022 1,112 +8.8% 3,750 4,116 +9.8% Net loan-loss provisions (615) (556) (650) (686) (535) (493) (569) (647) +13.7% (2,507) (2,244) -10.5% Other gains (losses) and provisions (40) (43) (62) (45) (25) (26) (28) (45) +59.9% (190) (124) -34.5% Profit before tax 274 339 217 223 447 457 425 420 -1.1% 1,053 1,748 +66.0% Consolidated profit 279 385 216 229 417 422 355 347 -2.1% 1,109 1,541 +39.0% Underlying attributable profit 279 385 216 229 417 422 355 347 -2.1% 1,109 1,541 +39.0%

71 United States (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,343 1,362 1,374 1,378 1,398 1,455 1,514 1,521 +0.5% 5,456 5,888 +7.9% Net fee income 257 260 288 300 331 325 347 325 -6.5% 1,104 1,328 +20.3% Gains (losses) on financial transactions and other 198 191 159 157 149 141 137 286 +109.4% 705 713 +1.1% Total revenue 1,797 1,813 1,820 1,835 1,878 1,921 1,998 2,132 +6.7% 7,266 7,929 +9.1% Operating expenses (904) (919) (916) (933) (939) (942) (942) (989) +5.0% (3,671) (3,812) +3.8% Net operating income 893 895 905 902 939 979 1,056 1,143 +8.2% 3,594 4,116 +14.5% Net loan-loss provisions (592) (530) (632) (649) (499) (496) (586) (663) +13.2% (2,403) (2,244) -6.6% Other gains (losses) and provisions (39) (41) (60) (42) (23) (26) (29) (46) +58.0% (182) (124) -31.6% Profit before tax 263 323 212 210 417 457 441 433 -1.6% 1,010 1,748 +73.2% Consolidated profit 269 368 211 215 389 423 370 360 -2.8% 1,063 1,541 +45.0% Underlying attributable profit 269 368 211 215 389 423 370 360 -2.8% 1,063 1,541 +45.0%

72 United States (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,516 1,537 1,550 1,555 1,577 1,642 1,709 1,717 +0.5% 6,158 6,645 +7.9% Net fee income 290 293 325 338 373 367 392 366 -6.5% 1,246 1,498 +20.3% Gains (losses) on financial transactions and other 223 216 179 177 168 159 154 323 +109.4% 796 804 +1.1% Total revenue 2,028 2,046 2,054 2,071 2,119 2,168 2,255 2,406 +6.7% 8,199 8,948 +9.1% Operating expenses (1,020) (1,037) (1,033) (1,053) (1,060) (1,063) (1,063) (1,116) +5.0% (4,143) (4,302) +3.8% Net operating income 1,008 1,009 1,021 1,018 1,059 1,105 1,191 1,289 +8.2% 4,056 4,645 +14.5% Net loan-loss provisions (668) (598) (713) (733) (563) (560) (661) (748) +13.2% (2,712) (2,532) -6.6% Other gains (losses) and provisions (43) (46) (68) (47) (26) (30) (33) (52) +58.0% (205) (140) -31.6% Profit before tax 297 365 240 237 470 516 497 489 -1.6% 1,139 1,973 +73.2% Consolidated profit 303 415 238 243 438 477 418 406 -2.8% 1,199 1,739 +45.0% Underlying attributable profit 303 415 238 243 438 477 418 406 -2.8% 1,199 1,739 +45.0%

73 Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,214 1,207 1,113 1,097 1,129 1,109 1,126 1,190 +5.6% 4,631 4,554 -1.7% Net fee income 359 374 329 322 350 339 341 423 +23.9% 1,385 1,454 +5.0% Gains (losses) on financial transactions and other 35 55 34 139 26 57 88 126 +42.5% 263 297 +12.9% Total revenue 1,608 1,636 1,476 1,558 1,506 1,504 1,556 1,739 +11.7% 6,278 6,305 +0.4% Operating expenses (665) (677) (634) (689) (628) (617) (639) (736) +15.1% (2,665) (2,620) -1.7% Net operating income 943 959 843 869 878 887 917 1,003 +9.4% 3,613 3,685 +2.0% Net loan-loss provisions (370) (351) (293) (263) (304) (302) (324) (308) -5.2% (1,277) (1,239) -3.0% Other gains (losses) and provisions (15) (17) (13) (17) (31) (34) (19) (26) +40.2% (62) (110) +78.1% Profit before tax 558 590 536 589 542 551 574 669 +16.6% 2,274 2,336 +2.7% Consolidated profit 412 430 395 439 395 401 417 495 +18.7% 1,676 1,709 +2.0% Underlying attributable profit 411 429 394 438 394 400 416 494 +18.7% 1,671 1,705 +2.0%

74 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,034 1,033 1,067 1,082 1,120 1,132 1,132 1,170 +3.4% 4,216 4,554 +8.0% Net fee income 306 320 316 319 347 346 343 417 +21.6% 1,261 1,454 +15.3% Gains (losses) on financial transactions and other 29 47 33 129 26 57 89 125 +40.7% 239 297 +24.0% Total revenue 1,369 1,400 1,417 1,531 1,493 1,535 1,564 1,712 +9.5% 5,716 6,305 +10.3% Operating expenses (566) (580) (606) (674) (623) (630) (642) (725) +12.9% (2,427) (2,620) +8.0% Net operating income 802 821 810 856 870 905 922 988 +7.2% 3,290 3,685 +12.0% Net loan-loss provisions (315) (301) (284) (264) (302) (309) (326) (302) -7.3% (1,163) (1,239) +6.5% Other gains (losses) and provisions (12) (15) (13) (16) (31) (35) (19) (26) +37.0% (56) (110) +95.6% Profit before tax 475 505 513 577 538 562 577 659 +14.4% 2,071 2,336 +12.8% Consolidated profit 351 368 378 429 392 409 419 488 +16.5% 1,526 1,709 +12.0% Underlying attributable profit 350 367 377 428 391 408 418 487 +16.4% 1,522 1,705 +12.0%

Mexico (MXN mn)

Underlying income statement	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Change Q4'25 / Q3'25	2024	2025	Change 2025 / 2024
Net interest income	22,390	22,383	23,112	23,448	24,260	24,518	24,518	25,353	+3.4%	91,333	98,649	+8.0%
Net fee income	6,621	6,937	6,850	6,903	7,520	7,504	7,433	9,037	+21.6%	27,312	31,494	+15.3%
Gains (losses) on financial transactions and other	639	1,017	724	2,804	564	1,240	1,921	2,702	+40.7%	5,184	6,427	+24.0%
Total revenue	**29,650**	**30,337**	**30,686**	**33,155**	**32,344**	**33,262**	**33,872**	**37,092**	**+9.5%**	**123,828**	**136,570**	**+10.3%**
Operating expenses	(12,267)	(12,559)	(13,136)	(14,603)	(13,488)	(13,652)	(13,909)	(15,699)	+12.9%	(52,565)	(56,748)	+8.0%
Net operating income	**17,383**	**17,778**	**17,550**	**18,552**	**18,856**	**19,610**	**19,963**	**21,393**	**+7.2%**	**71,263**	**79,822**	**+12.0%**
Net loan-loss provisions	(6,816)	(6,515)	(6,151)	(5,708)	(6,535)	(6,685)	(7,064)	(6,550)	-7.3%	(25,191)	(26,834)	+6.5%
Other gains (losses) and provisions	(269)	(319)	(277)	(352)	(667)	(749)	(408)	(558)	+37.0%	(1,218)	(2,382)	+95.6%
Profit before tax	**10,298**	**10,943**	**11,122**	**12,492**	**11,653**	**12,177**	**12,492**	**14,285**	**+14.4%**	**44,854**	**50,606**	**+12.8%**
Consolidated profit	**7,606**	**7,966**	**8,191**	**9,297**	**8,487**	**8,868**	**9,083**	**10,581**	**+16.5%**	**33,059**	**37,020**	**+12.0%**
Underlying attributable profit	**7,585**	**7,946**	**8,169**	**9,268**	**8,463**	**8,847**	**9,064**	**10,554**	**+16.4%**	**32,967**	**36,928**	**+12.0%**

75

76 Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 2,630 2,605 2,474 2,413 2,402 2,338 2,309 2,331 +1.0% 10,121 9,380 -7.3% Net fee income 846 888 833 846 793 757 801 843 +5.3% 3,414 3,193 -6.5% Gains (losses) on financial transactions and other 30 (16) (24) 11 29 (9) (13) 22 — 1 28 — Total revenue 3,507 3,477 3,282 3,270 3,223 3,085 3,096 3,197 +3.2% 13,536 12,602 -6.9% Operating expenses (1,156) (1,109) (1,024) (1,063) (1,059) (1,002) (1,002) (1,046) +4.5% (4,352) (4,109) -5.6% Net operating income 2,351 2,368 2,258 2,207 2,165 2,083 2,095 2,150 +2.7% 9,184 8,493 -7.5% Net loan-loss provisions (1,163) (1,158) (1,088) (1,077) (1,166) (1,124) (1,035) (1,084) +4.8% (4,487) (4,409) -1.7% Other gains (losses) and provisions (211) (251) (201) (204) (194) (213) (208) (244) +17.1% (867) (859) -0.9% Profit before tax 977 958 969 926 805 747 851 822 -3.4% 3,830 3,224 -15.8% Consolidated profit 618 640 696 712 559 537 654 639 -2.3% 2,665 2,388 -10.4% Underlying attributable profit 561 580 630 652 509 487 593 579 -2.4% 2,422 2,168 -10.5%

77 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 2,242 2,316 2,389 2,379 2,344 2,382 2,333 2,321 -0.5% 9,326 9,380 +0.6% Net fee income 722 789 803 832 774 771 809 840 +3.9% 3,145 3,193 +1.5% Gains (losses) on financial transactions and other 26 (13) (22) 10 28 (9) (13) 22 — 1 28 — Total revenue 2,990 3,092 3,170 3,220 3,146 3,145 3,128 3,183 +1.8% 12,473 12,602 +1.0% Operating expenses (986) (987) (992) (1,046) (1,033) (1,022) (1,012) (1,042) +2.9% (4,010) (4,109) +2.5% Net operating income 2,004 2,105 2,179 2,175 2,112 2,123 2,116 2,141 +1.2% 8,463 8,493 +0.4% Net loan-loss provisions (992) (1,030) (1,051) (1,062) (1,138) (1,145) (1,047) (1,080) +3.1% (4,134) (4,409) +6.6% Other gains (losses) and provisions (180) (223) (195) (201) (189) (216) (210) (243) +15.5% (799) (859) +7.5% Profit before tax 833 853 932 912 785 762 859 819 -4.7% 3,529 3,224 -8.6% Consolidated profit 527 569 665 696 545 548 659 636 -3.5% 2,456 2,388 -2.8% Underlying attributable profit 478 515 602 636 497 497 598 576 -3.7% 2,232 2,168 -2.9%

78 Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 14,135 14,604 15,058 14,998 14,776 15,019 14,708 14,633 -0.5% 58,795 59,136 +0.6% Net fee income 4,549 4,973 5,065 5,243 4,877 4,862 5,098 5,295 +3.9% 19,829 20,132 +1.5% Gains (losses) on financial transactions and other 164 (82) (136) 61 177 (55) (83) 139 — 7 179 — Total revenue 18,847 19,495 19,987 20,303 19,830 19,826 19,722 20,068 +1.8% 78,632 79,446 +1.0% Operating expenses (6,213) (6,222) (6,253) (6,592) (6,513) (6,440) (6,381) (6,569) +2.9% (25,280) (25,903) +2.5% Net operating income 12,634 13,273 13,734 13,710 13,317 13,385 13,341 13,499 +1.2% 53,352 53,543 +0.4% Net loan-loss provisions (6,251) (6,494) (6,626) (6,694) (7,174) (7,220) (6,598) (6,806) +3.1% (26,065) (27,798) +6.6% Other gains (losses) and provisions (1,134) (1,404) (1,232) (1,267) (1,194) (1,364) (1,327) (1,532) +15.5% (5,037) (5,417) +7.5% Profit before tax 5,249 5,375 5,876 5,750 4,950 4,802 5,416 5,160 -4.7% 22,250 20,328 -8.6% Consolidated profit 3,321 3,585 4,193 4,385 3,436 3,452 4,157 4,012 -3.5% 15,484 15,056 -2.8% Underlying attributable profit 3,016 3,248 3,797 4,011 3,132 3,130 3,771 3,633 -3.7% 14,072 13,667 -2.9%

79 Chile (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 352 472 482 516 512 490 436 479 +9.9% 1,822 1,917 +5.2% Net fee income 129 137 146 140 151 145 135 151 +12.1% 551 582 +5.8% Gains (losses) on financial transactions and other 47 51 64 59 58 53 60 44 -26.8% 220 215 -2.3% Total revenue 527 659 691 714 722 688 630 674 +6.9% 2,592 2,714 +4.7% Operating expenses (224) (241) (236) (232) (249) (235) (212) (216) +1.7% (933) (912) -2.3% Net operating income 303 418 455 482 473 453 418 458 +9.5% 1,659 1,802 +8.7% Net loan-loss provisions (125) (126) (127) (118) (156) (138) (122) (115) -6.1% (497) (531) +6.9% Other gains (losses) and provisions (18) (2) (11) (21) (3) (7) (11) (18) +57.5% (51) (39) -23.8% Profit before tax 160 290 317 343 315 308 285 325 +14.3% 1,111 1,232 +11.0% Consolidated profit 126 232 257 285 268 263 234 278 +18.5% 899 1,043 +16.0% Underlying attributable profit 90 162 180 196 185 184 165 196 +18.8% 629 729 +16.0%

80 Chile (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 337 443 458 494 484 490 458 485 +6.0% 1,732 1,917 +10.7% Net fee income 123 128 139 134 143 145 141 153 +8.3% 524 582 +11.2% Gains (losses) on financial transactions and other 45 47 61 56 55 53 62 45 -28.4% 209 215 +2.7% Total revenue 505 619 658 684 682 688 662 683 +3.2% 2,465 2,714 +10.1% Operating expenses (215) (226) (225) (222) (235) (235) (223) (219) -1.8% (888) (912) +2.7% Net operating income 290 393 433 461 447 453 439 464 +5.7% 1,577 1,802 +14.3% Net loan-loss provisions (120) (118) (121) (113) (147) (138) (129) (117) -9.5% (472) (531) +12.4% Other gains (losses) and provisions (17) (1) (10) (20) (2) (7) (12) (18) +55.8% (49) (39) -19.8% Profit before tax 153 273 302 328 297 308 298 329 +10.4% 1,056 1,232 +16.7% Consolidated profit 120 218 244 272 254 263 246 281 +14.2% 855 1,043 +22.0% Underlying attributable profit 87 153 171 187 174 184 173 198 +14.6% 598 729 +22.0%

Chile (CLP mn)

Underlying income statement	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Change Q4'25 / Q3'25	2024	2025	Change 2025 / 2024
Net interest income	361,759	475,476	491,886	529,884	519,215	525,944	491,506	520,756	+6.0%	1,859,004	2,057,420	+10.7%
Net fee income	132,221	137,526	148,628	143,434	153,370	155,955	151,512	164,045	+8.3%	561,810	624,883	+11.2%
Gains (losses) on financial transactions and other	47,914	50,822	65,168	60,347	59,022	56,540	66,907	47,907	-28.4%	224,252	230,375	+2.7%
Total revenue	**541,894**	**663,825**	**705,682**	**733,665**	**731,607**	**738,439**	**709,925**	**732,707**	**+3.2%**	**2,645,066**	**2,912,678**	**+10.1%**
Operating expenses	(230,419)	(242,392)	(241,154)	(238,447)	(252,205)	(252,292)	(239,115)	(234,867)	-1.8%	(952,411)	(978,479)	+2.7%
Net operating income	**311,474**	**421,433**	**464,529**	**495,219**	**479,401**	**486,147**	**470,810**	**497,840**	**+5.7%**	**1,692,655**	**1,934,199**	**+14.3%**
Net loan-loss provisions	(128,553)	(126,876)	(129,978)	(121,321)	(157,775)	(148,308)	(138,291)	(125,186)	-9.5%	(506,728)	(569,561)	+12.4%
Other gains (losses) and provisions	(18,723)	(1,490)	(10,793)	(21,524)	(2,621)	(7,569)	(12,476)	(19,440)	+55.8%	(52,530)	(42,106)	-19.8%
Profit before tax	**164,199**	**293,067**	**323,757**	**352,373**	**319,006**	**330,270**	**320,042**	**353,214**	**+10.4%**	**1,133,396**	**1,322,532**	**+16.7%**
Consolidated profit	**129,060**	**234,352**	**262,298**	**292,044**	**272,075**	**281,751**	**264,140**	**301,589**	**+14.2%**	**917,754**	**1,119,555**	**+22.0%**
Underlying attributable profit	**92,983**	**163,683**	**183,935**	**201,084**	**187,149**	**197,461**	**185,550**	**212,636**	**+14.6%**	**641,685**	**782,797**	**+22.0%**

81

82 Argentina (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 1,025 397 390 1,107 416 523 318 471 +48.0% 2,919 1,727 -40.8% Net fee income 131 73 111 287 172 217 192 207 +8.2% 602 788 +30.9% Gains (losses) on financial transactions and other (601) (6) (81) (347) (84) (99) (0) (97) — (1,034) (281) -72.8% Total revenue 555 465 421 1,047 504 641 509 581 +14.1% 2,487 2,235 -10.2% Operating expenses (286) (129) (192) (416) (223) (275) (209) (257) +23.1% (1,022) (964) -5.7% Net operating income 270 336 228 631 281 366 300 324 +7.8% 1,465 1,271 -13.3% Net loan-loss provisions (35) (31) (63) (156) (76) (133) (172) (193) +11.7% (284) (574) +101.8% Other gains (losses) and provisions (131) (77) (22) (123) (8) (37) (13) 12 — (353) (46) -86.9% Profit before tax 104 228 143 352 197 195 115 143 +24.5% 827 650 -21.4% Consolidated profit 102 165 116 284 129 134 86 85 -1.2% 666 434 -34.9% Underlying attributable profit 101 164 116 283 129 134 86 85 -1.3% 665 433 -34.9%

Argentina (Argentine peso mn)

Underlying income statement	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Change Q4'25 / Q3'25	2024	2025	Change 2025 / 2024
Net interest income	949,444	1,183,149	799,603	665,292	593,186	722,372	707,821	924,321	+30.6%	3,597,488	2,947,700	-18.1%
Net fee income	121,575	184,297	204,428	232,193	246,000	299,934	389,627	409,676	+5.1%	742,493	1,345,238	+81.2%
Gains (losses) on financial transactions and other	(556,696)	(352,838)	(202,443)	(162,607)	(120,328)	(137,021)	(38,926)	(183,208)	+370.7%	(1,274,584)	(479,483)	-62.4%
Total revenue	**514,323**	**1,014,608**	**801,588**	**734,878**	**718,858**	**885,285**	**1,058,522**	**1,150,789**	**+8.7%**	**3,065,397**	**3,813,454**	**+24.4%**
Operating expenses	(264,501)	(356,735)	(360,405)	(278,460)	(318,131)	(379,737)	(440,339)	(507,265)	+15.2%	(1,260,101)	(1,645,472)	+30.6%
Net operating income	**249,823**	**657,872**	**441,183**	**456,418**	**400,727**	**505,548**	**618,183**	**643,524**	**+4.1%**	**1,805,296**	**2,167,982**	**+20.1%**
Net loan-loss provisions	(32,243)	(66,079)	(109,905)	(142,215)	(107,970)	(184,880)	(321,073)	(365,308)	+13.8%	(350,441)	(979,232)	+179.4%
Other gains (losses) and provisions	(121,080)	(190,573)	(60,700)	(63,207)	(11,302)	(52,111)	(30,324)	14,757	—	(435,561)	(78,979)	-81.9%
Profit before tax	**96,499**	**401,221**	**270,578**	**250,996**	**281,455**	**268,557**	**266,786**	**292,973**	**+9.8%**	**1,019,294**	**1,109,771**	**+8.9%**
Consolidated profit	**94,174**	**305,308**	**219,057**	**202,550**	**183,690**	**184,270**	**193,523**	**178,985**	**-7.5%**	**821,089**	**740,469**	**-9.8%**
Underlying attributable profit	**93,937**	**304,665**	**218,682**	**202,229**	**183,358**	**183,927**	**193,251**	**178,619**	**-7.6%**	**819,512**	**739,154**	**-9.8%**

83

84 Rest of the Group (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 183 196 228 225 250 272 258 300 +16.4% 832 1,080 +29.8% Net fee income 162 180 181 199 205 224 230 250 +8.8% 723 908 +25.6% Gains (losses) on financial transactions and other 78 109 92 55 70 71 118 62 -47.3% 334 322 -3.6% Total revenue 424 485 501 479 525 566 606 612 +1.1% 1,888 2,309 +22.3% Operating expenses (395) (385) (393) (375) (409) (405) (414) (427) +3.1% (1,547) (1,656) +7.0% Net operating income 29 100 107 104 116 161 192 185 -3.4% 341 654 +91.6% Net loan-loss provisions (54) (55) (50) (71) (70) (41) (65) (83) +26.9% (230) (260) +13.0% Other gains (losses) and provisions (29) (256) (66) (8) 3 (39) (32) 3 — (359) (65) -81.9% Profit before tax (54) (210) (9) 25 49 80 94 106 +12.5% (248) 329 — Consolidated profit (56) (229) (37) 38 23 64 78 135 +72.2% (284) 300 — Underlying attributable profit (56) (227) (37) 40 23 68 75 134 +77.8% (280) 300 —

85 Rest of the Group (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4'25 / Q3'25 2024 2025 2025 / 2024 Net interest income 170 181 223 219 241 277 263 299 +13.8% 794 1,080 +36.1% Net fee income 157 174 179 195 199 226 232 251 +7.9% 705 908 +28.8% Gains (losses) on financial transactions and other 76 104 90 55 66 72 121 62 -48.7% 325 322 -1.0% Total revenue 403 459 493 469 507 575 616 612 -0.7% 1,823 2,309 +26.6% Operating expenses (385) (373) (389) (368) (400) (409) (420) (428) +1.9% (1,515) (1,656) +9.3% Net operating income 18 86 104 101 107 166 196 184 -6.4% 308 654 +112.3% Net loan-loss provisions (50) (51) (49) (70) (68) (43) (65) (82) +25.9% (221) (260) +17.7% Other gains (losses) and provisions (28) (255) (66) (8) 2 (39) (32) 4 — (357) (65) -81.8% Profit before tax (61) (220) (10) 22 41 84 99 105 +5.7% (270) 329 — Consolidated profit (62) (237) (38) 36 18 65 82 134 +63.3% (301) 300 — Underlying attributable profit (62) (235) (38) 38 18 70 79 134 +68.5% (297) 300 —

86 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

87 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AT1: Additional Tier 1 • bn: Billion • bps: Basis points • CBR: Combined buffer requirement • CET1: Common equity tier 1 • CIB: Corporate & Investment Banking • HQLA: High quality liquid assets • FY: Full year • HTC: Held to collect • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding Financial instruments • IFRS 5: International Financial Reporting Standard 5, regarding Non-current assets held for sale and discontinued operations • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • M/LT: Medium- and long-term • mn: Million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NPL: Non-performing loans • P&L: Profit and loss • Pp: Percentage points • RWA: Risk-weighted assets • ST: Short term • T1/T2: Tier 1 / Tier 2 • TLAC: Total loss-absorbing capacity • YTD: Year to date

88 Glossary - Definitions EFFICIENCY • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses are defined as: administrative expenses + amortizations CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk. • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    3 February 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer